Z-Seven Fund Inc.

At its meeting on May 23, 2008, the Board adopted the following resolutions:

      RESOLVED, that the renewal of the Fund's fidelity bond with Marsh Insurance for a one-year term in the amount of $1,368, is hereby authorized and approved; and

      FURTHER RESOLVED, that the appropriate officers of the Fund are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; and

      FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed to file a final copy of the Fund's fidelity bond with the Securities and Exchange Commission; and

      FURTHER RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions.


The premium that has been paid under the Fidelity Bond covers the period from June 25, 2008 to June 25, 2009 for an aggregate coverage amount of $200,000. The premium that has been paid for the Z-Seven Fund, Inc. for the Fidelity Bond covers the Trust for the period from June 25, 2008 through June 25, 2009.